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                                                                    EXHIBIT 99.2
                                    [English Translation of Local Press Release]
                                                                January 16, 2003


     HANARO TELECOM, INC. ('THE COMPANY' OR 'HANARO') ANNOUNCES ITS DECISION
           TO TERMINATE THE AGREEMENT FOR THE ACQUISITION OF SHARES IN
                      KOREA THRUNET CO., LTD. ('THRUNET')

On January 15, 2003, Hanaro notified TriGem Computer, the major shareholder of Thrunet, and its affiliates, the Company's decision to terminate the Share Purchase Agreement with them after a careful due diligence on and a review of the Disclosure Schedule submitted by Thrunet. Such decision was based on section 8.2(f) of the Share Purchase Agreement, which stipulates that the Company may terminate the Agreement within ten days after obtaining the Disclosure Schedule if such Disclosure Schedule is not satisfactory.

Hanaro, after signing of the Agreement on December 30, 2002, conducted a due diligence on Thrunet with a group of approximately 30 personnel including accountants and lawyers, and received the Disclosure Schedule from Thrunet on January 7, 2003.

For the background of the termination of the Agreement, Mr. Young Wan Cho, Vice President, Finance, commented that "Hanaro has been pursuing acquisition of a controlling stake in Thrunet to strengthen the Company's competitiveness in the broadband market. However, through a careful due diligence on Thrunet, we learnt that short-term financial burden is expected to outweigh the material synergistic effects expected from the investment." "Hanaro plans to focus on achieving net profit positive this year and securing necessary funds for new projects and debt repayments", he added.